Exhibit 12.1
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARES DIVIDENDS

The following table sets forth our ratio of earnings to combined fixed charges and preferred share dividends for the periods shown:

	Year ended December 31,
	2013	2012	2011	2010	2009
Ratio of earnings to combined fixed charges and preferred share dividends
(1)	2.44	2.34	(2)	(3)	(4)

(1)	We have not issued preferred shares and, accordingly, no preferred share dividends were declared or paid for any of the periods presented.
(2)
Earnings for the year ended December 31, 2011 were less than zero. As a result the coverage ratio was less than 1:1. The total fixed charges amount for that period were $8,394,000 and the total earnings amount was $(643,000). The amount of the deficiency, or additional earnings we would need to generate to achieve a coverage ratio of 1:1, was approximately $9,037,000.

(3)
Earnings for the year ended December 31, 2010 were less than zero. As a result the coverage ratio was less than 1:1. The total fixed charges amount for that period were $981,000 and the total earnings amount was $(220,000). The amount of the deficiency, or additional earnings we would need to generate to achieve a coverage ratio of 1:1, was approximately $1,201,000.

(4)
Earnings for the period from October 26, 2009 (the day that our operations commenced) through December 31, 2009 were less than zero. As a result the coverage ratio was less than 1:1. The total fixed charges amount for that period were $0 and the total earnings amount was $0. The amount of the deficiency, or additional earnings we would need to generate to achieve a coverage ratio of 1:1, was $0.